Exhibit 3.2

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

COASTAL FINANCIAL CORPORATION

THE SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION (the “Amended Articles”) of Coastal Financial Corporation, a Washington corporation, are hereby amended in accordance with Section 23B.10.060 of the Washington Business Corporation Act, as follows:

1. Section 4.1 of the Second Amended and Restated Articles of Incorporation of the corporation is hereby amended to read as follows:

Section 4.1 Authorized Capital. The total number of shares of stock which the corporation is authorized to issue is Three Hundred Twenty-Five Million (325,000,000), of which Three Hundred Million (300,000,000) shares are no par value common stock and Twenty-Five Million (25,000,000) shares are no par value preferred stock.

Upon the filing and effectiveness (the “Effective Time”) of these Articles of Amendment, pursuant to the Washington Business Corporation Act: (i) each five (5) shares of the corporation’s common stock, no par value per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of common stock without any further action by the corporation or the holder thereof; (ii) each five (5) shares of the corporation’s Class B Nonvoting Common Stock, no par value per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class B Nonvoting Common Stock without any further action by the corporation or the holder thereof; and (iii) each five (5) shares of the corporation’s Class C Nonvoting Common Stock, no par value per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class C Nonvoting Common Stock without any further action by the corporation or the holder thereof, in each case subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued upon the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, Class B Nonvoting Common Stock or Class C Nonvoting Common Stock, as the case may be, the corporation shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of common stock, Class B Nonvoting Common

Stock or Class C Nonvoting Common Stock, as the case may be. Each certificate that immediately prior to the Effective Time represented shares of common stock, Class B Nonvoting Common Stock or Class C Nonvoting Common Stock, as the case may be (the “Old Certificates”), shall thereafter represent that number of shares into which the shares of common stock, Class B Nonvoting Common Stock or Class C Nonvoting Common Stock, as the case may be, represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

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COASTAL FINANCIAL CORPORATION

Dated: May 4, 2018	/s/ Eric M. Sprink
Eric M. Sprink
President and Chief Executive Officer